Filed by M.S. Carriers, Inc.
                                                    Commission File No. 0-14781

                      Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                                        Date: February 14, 2001

        The following communication is filed herewith:

1.      Press Release of M.S. Carriers, Inc. dated February 13, 2001.


M.S. Carriers, Inc. Reports Fourth Quarter 2000 Financial Results

Contact: 	Joe Barrow	(901) 344-4401
Phil Lutey 	(901) 344-4440

Memphis, Tenn. (February 13, 2001) -- M.S. Carriers, Inc. (NASDAQ: MSCA), an irregular route truckload carrier, reports the following results for the quarter and twelve months ending December 31, 2000:

                                Three Months Ended         Twelve Months Ended
                                   December 31                 December 31

                                 2000      1999    %       2000     1999     %
                                                Change                   Change
Revenues                   $     177.2  $ 163.6    8%  $  697.5  $  620.4   12%

Operating Income           $       7.2  $  15.3  -53%  $   42.0  $   56.8  -26%

Net Income                 $       1.5  $   7.9  -81%  $   16.3  $   30.6  -47%

Diluted Earnings Per Share $       0.13 $   0.62 -79%  $   1.42  $    2.39 -41%
                              (in millions except per share data)

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Operating revenues for the fourth quarter of 2000 increased 8 percent to $177
million from $164 million in the same period 1999.   Operating income for the
fourth quarter of 2000 was $7.2 million, a 53 percent decrease from $15 million in the same period 1999. Net income for the quarter ending December 31, 2000 was $1.5 million, an 81 percent decrease from $7.9 million in the fourth quarter 1999. Diluted earnings per share for the fourth quarter of 2000 was 13 cents per share, a decrease of 79 percent from 62 cents per share for the same quarter last year.
The quarter was negatively impacted by lower demand for truckload services, which led to lower equipment utilization and higher non-revenue miles. Continued high fuel costs adversely impacted results of operations as compared to the same quarter of 1999.
In addition, during the fourth quarter of 2000, the Company modified its method of estimating and accounting for accident, workers' compensation, cargo and physical damage claims. The modification included applying actuarial loss development factors to estimate claims. Using these modified procedures resulted in a $1.6 million increase to insurance and claims expense during the fourth quarter of 2000, and a $6.9 million restatement of retained earnings to reflect an increase in claims reserves at December 31, 1997.
Mike Starnes, chairman and chief executive officer, said, "Our fourth quarter results were negatively impacted by several factors. First, freight market conditions that have been affecting the whole truckload industry had a large impact to the quarter. Weak economic conditions hurt the general truckload freight market and led to lower equipment utilization and higher percentage of non-revenue miles. When compared to the fourth quarter of 1999, earnings were reduced by approximately $0.25 per share by a combination of lower utilization and increased deadhead. Rising fuel costs reduced quarterly earnings by $0.12 per share when compared to the fourth quarter of 1999. The charge to insurance and claims expense during the fourth quarter of 2000 reduced earnings by $0.09 per share."
As previously announced, the Company entered a merger agreement with Swift Transportation Co., Inc. on December 11, 2000. Management has reviewed the charges related to insurance and claims as well as the results of the fourth quarter 2000 with Swift, and has received confirmation from Swift that the proposed merger is not affected and remains scheduled to close in the Spring of 2001.
The Company will hold a conference call regarding fourth quarter and year to date 2000 earnings February 14, 2001 at 10:00 a.m. Eastern Standard Time. The call may be accessed at (888) 400-7918 in the United States or (952) 556-2844 Internationally. The conference call will be available for replay from 3:30 p.m. EST, February 14, 2001 until 12:00 a.m. EST, February 21, 2001 at (800) 475-6701 in the United States and (320) 365-3844 Internationally using access code 571648.
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This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.This information is in accordance with the company's current expectations and is subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. With respect to M.S. Carriers' financial results these uncertainties include, without limitation, the following: M.S. Carriers will have reasonable success recruiting and retaining experienced drivers and owner operators at the company's current compensation level; demand and pricing for the markets served by M.S. Carriers will remain at current levels; fuel will remain available and without rapid price fluctuations; and the company's accident experience will remain at historical levels. With respect to the proposed merger transaction with Swift these uncertainties include, without limitation, the following: the inability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of M.S. Carriers and Swift stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the revenue synergies and costs savings anticipated from the merger may not be fully realized or may take longer to realize than expected; the risk that additional insurance and claims reserves and expenses may be incurred; disruptions from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and increased competition and its effects on pricing , spending, third-party relationships and revenues. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Report on Form 10-K of M.S. Carriers with the Securities Exchange Commission.

This press release is being filed with the SEC pursuant to Rule 425 under the Securities Act of 1933.

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
                                          M.S. CARRIERS, INC. AND SUBSIDIARIES
                                                 STATEMENTS OF INCOME

                                                Three Months Ended                    Twelve Months Ended
                                                      31-Dec                                31-Dec
                                            2000               1999                2000               1999
                                                   Percent            Percent              Percent            Percent
                                                      Of                 of                   of                 of
                                                   Revenue            Revenue              Revenue            Revenue
Operating Revenues                     $177,237,125       $163,568,172        $697,521,957        $620,414,137

Operating Expenses:
  Salaries, wages and benefits           65,673,447 37.05%  47,636,246 29.12%  236,726,123 33.94%  184,676,598 29.77%
  Operations and maintenance             33,691,483 19.01%  26,551,414 16.23%  128,975,476 18.49%   97,946,624 15.79%
  Taxes and licenses                      3,680,170  2.08%   2,586,416  1.58%   14,690,488  2.11%   12,663,778  2.04%
  Insurance and claims                    7,114,446  4.01%   5,893,305  3.60%   23,212,634  3.33%   21,986,637  3.54%
  Communications and utilities            2,679,178  1.51%   2,064,206  1.26%    9,306,977  1.33%    7,907,923  1.27%
  Depreciation and amortization          16,980,576  9.58%  17,066,043 10.43%   70,665,611 10.13%   62,400,797 10.06%
  Gain on disposal of revenue equipment    -228,362 -0.13%     166,482  0.10%   -1,108,415 -0.16%     -940,944 -0.15%
  Rent and purchased transportation      38,574,728 21.76%  45,175,538 27.62%  166,982,436 23.94%  171,572,280 27.65%
  Other                                   1,843,618  1.04%   1,176,304  0.72%    6,115,739  0.88%    5,407,423  0.87%
Total Operating Expenses                170,009,284 95.92% 148,315,954 90.68%  655,567,069 93.99%  563,621,116 90.85%
Operating Income                          7,227,841  4.08%  15,252,218  9.32%   41,954,888  6.01%   56,793,021  9.15%

Other Expense (income):
  Interest Expense                        4,976,010  2.81%   3,695,795  2.26%   18,244,136  2.62%   12,591,491  2.03%
  Other                                       4,965  0.00%    -652,993 -0.40%   -1,447,566 -0.21%   -3,220,837 -0.52%
                                          4,980,975  2.81%   3,042,802  1.86%   16,796,570  2.41%    9,370,654  1.51%
Income before income taxes                2,246,866  1.27%  12,209,416  7.46%   25,158,318  3.61%   47,422,367  7.64%
Income taxes                                782,644  0.44%   4,348,615  2.66%    8,816,069  1.26%   16,834,942  2.71%
Net income                               $1,464,222  0.83%  $7,860,801  4.81%  $16,342,249  2.34%  $30,587,425  4.93%

Diluted Earnings per share                    $0.13              $0.62               $1.42               $2.39
Weighted Average Common Shares &         11,203,581         12,700,206          11,538,657          12,815,615
Common Share Equivalents

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
                                         M.S. CARRIERS, INC. AND SUBSIDIARIES
                                                 OPERATING STATISTICS
                                            Three Months Ended                 Twelve Months Ended
                                                  31-Dec                             31-Dec
                                        2000               1999              2000                1999
Total Miles                        139,810,349       123,527,595        539,712,330        472,955,460
Empty Miles                         19,302,727        15,084,881         73,729,463         57,083,284
Empty Mile %                             13.81%            12.21%             13.66%             12.07%

Trucking Revenue                $  174,221,286    $  149,524,229     $  662,462,483     $  568,765,042
Revenue per Mile                         1.246             1.210              1.227              1.202
Revenue per Loaded Mile                  1.446             1.379              1.422              1.367

Ending Company Tractors                  3,733             3,283              3,733              3,283
Ending Leased Owner Operators              718               562                718                562
Ending Owner Operators                     678               743                678                743
Ending Tractors                          5,129             4,588              5,129              4,588

Beginning Company Tractors               3,744             2,992              3,283              2,750
Beginning Leased Owner Operators           699               508                562                264
Beginning Owner Operators                  688               786                743                739
Beginning Tractors                       5,131             4,286              4,588              3,753

Utilization                              2,092             2,169              2,110              2,263
Revenue per Tractor per Week        $    2,607  $          2,625  $           2,590  $           2,721

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
                                            M.S. CARRIERS, INC. AND SUBSIDIARIES
                                               Product Revenue Statistics

                                             Three Months Ended                Twelve Months Ended
                                                   31-Dec                             31-Dec
                                            2000        1999   Change          2000           1999    Change
Domestic Irregular Route Trucking      $  106,841  $   90,637    18%      $  410,264       $ 355,083    16%
International Irregular Route Trucking     36,607      33,343    10%         144,589         129,704    11%
Dedicated Route Trucking                   30,773      25,545    20%         107,609          83,978    28%
Trucking Revenue                          174,221     149,524    17%         662,462         568,765    16%

Logistics Revenue                               -      19,289  -100%          36,952          68,214   -46%

Inter Divisional Elimination and Other      3,016      (5,245)   N/A          (1,892)        (16,565)   N/A

Total Revenue                           $ 177,237   $ 163,568     8%       $ 697,522       $ 620,414    12%


Trucking Operating Ratio                   95.9%        90.2%   -5.7 points    93.9%          90.4% -3.5 points
Logistics Operating Ratio                   N/A         97.4%        N/A       97.2%          97.0% -0.2 points
Total Company Operating Ratio              95.9%        90.7%   -5.2 points    94.0%          90.9% -3.1 points

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